Exhibit 99.18

Section H

Québec’s Financial Situation

Summary				H.3

1.	Québec’s budgetary situation			H.7

	1.1	Recent developments in the budgetary situation		H.8

	1.2	Detailed adjustments in 2022-2023		H.15

2.	Returning to a balanced budget			H.25

3.	Revenue and expenditure forecasts			H.29

	3.1	Change in revenue		H.30

		3.1.1	Own-source revenue excluding revenue from government enterprises	H.31

		3.1.2	Revenue from government enterprises	H.35

		3.1.3	Federal transfers	H.37

	3.2	Change in expenditure		H.41

		3.2.1	Portfolio expenditures	H.42

		3.2.2	Debt service	H.50

4.	Public infrastructure investments			H.53

Appendix 1:			Portfolio expenditures	H.57

Appendix 2:			Supplementary information	H.59

H.1

Summary

Budget 2023-2024 is an opportunity for the government to report on Québec’s economic and budgetary situation and to specify its policy directions regarding public finances. This section reports on recent developments in Québec’s financial situation for 2022-2023 and provides a picture of the budgetary outlook up to 2027-2028.

Since March 2022, Québec’s budgetary situation has improved thanks to strong economic growth in the first few months of the year. However, inflation and rapidly rising interest rates have slowed economic growth in recent months.

The Québec Budget Plan – March 2023 is based on balanced economic forecasts and a prudent and responsible financial framework.

The government is charting the course to return to a balanced budget by 2027-2028.

The financial framework shows favourable adjustments of $5.5 billion in 2022-2023, $6.5 billion in 2023-2024 and $7.7 billion in 2024-2025.

—	These adjustments are largely due to an increase in government revenue, in particular tax revenue, of $7.2 billion in 2022-2023, $7.4 billion in 2023-2024 and $8.1 billion in 2024-2025.

—	These increases are offset in part by an increase in portfolio expenditures and debt service of $1.8 billion in 2022-2023, $2.5 billion in 2023-2024 and $2.4 billion in 2024-2025.

These improvements allow for new initiatives of $6.6 billion in 2022-2023 and 2023-2024 followed by $7.4 billion in 2024-2025, in particular to grow Québec’s wealth, develop the potential of youth and make the health care system more effective and more humane.

—	These amounts include the deployment of the Anti-Inflation Shield announced in the fall 2022 Update on Québec’s Economic and Financial Situation.

In accordance with the Balanced Budget Act, the government will gradually eliminate the budget deficit within the next five years. The $5.0-billion deficit forecast in 2022-2023 will gradually be eliminated at a rate of $1 billion per year.

—	The budgetary balance, within the meaning of public accounts, shows surpluses as of 2025-2026.

Québec’s Financial
Situation	H.3

Returning to a balanced budget will be achieved gradually while easing the tax burden on individuals, fostering economic growth and adequately funding the government’s missions.

In addition, the financial framework includes a contingency reserve of $6.5 billion to offset the effects of a sharper-than-expected economic slowdown, should one occur.

The financial framework also includes stable, predictable funding for the government’s key priorities.1

—	Spending on health and social services will grow by 7.7% in 2023-2024.

—	Spending on education will grow by 6.0% in 2023-2024.

—	Spending on higher education will grow by 5.0% in 2023-2024.

☐	Financial framework

Budget 2023-2024 presents the revenue and expenditure outlook for the Québec government until 2027-2028.

Revenue amounts to $147.7 billion in 2023-2024, with growth of 1.8%. This will increase to 2.8% in 2024-2025.

—	Over the horizon of the financial framework, that is, until 2027-2028, annual revenue growth will reach 2.9% on average.

Expenditure amounts to $147.9 billion in 2023-2024, with growth of 0.7%.2 Growth will reach 2.4% in 2024-2025.

—	From 2023-2024 to 2027-2028, the annual growth in expenditure will be 2.1% on average.[3]

The financial framework includes a contingency reserve of $1.5 billion in 2023-2024, $1.0 billion in 2024-2025 and 2025-2026, and $1.5 billion in 2026-2027 and 2027-2028.

The budgetary balance, within the meaning of public accounts, shows a deficit of $1.6 billion in 2023-2024 and $597 million in 2024-2025, then surpluses as of 2025-2026.

According to the definition provided in the Balanced Budget Act, the budgetary balance presents a deficit of $4.0 billion in 2023-2024 and will be balanced in 2027-2028.

[1]	Detailed explanations for expenditure growth are presented in subsection 3.2.

[2]	In 2023-2024, when excluding the impact of the COVID-19 support and recovery measures, the growth in expenditures is 4.3%.

[3]	Excluding the impact of the COVID-19 support and recovery measures, annual growth in expenditure will be 2.9% on average.

Budget 2023-2024
H.4	Budget Plan

TABLE  H.1

Multi-year financial framework

(millions of dollars)
	2022 2023	-	2023 2024	-	2024 2025	-	2025 2026	-	2026 2027	-	2027 2028	-	AAGR	(1)
Revenue
Personal income tax	42 670		43 126		44 749		46 470		48 153		49 873
Contributions for health services	7 841		7 944		8 161		8 407		8 601		8 778
Corporate taxes	13 263		13 192		14 090		14 835		15 529		16 089
School property tax	1 112		1 184		1 292		1 374		1 387		1 432
Consumption taxes	26 548		27 290		28 220		29 080		29 875		30 739
Duties and permits	5 981		5 739		5 746		5 896		6 116		6 214
Miscellaneous revenue	11 784		12 707		13 112		13 444		13 922		14 365
Government enterprises	6 674		6 807		6 685		6 539		7 291		6 885
Own-source revenue	115 873		117 989		122 055		126 045		130 874		134 375
% change	5.7		1.8		3.4		3.3		3.8		2.7		3.0
Federal transfers	29 226		29 742		29 741		30 908		32 011		33 197
% change	0.1		1.8		0.0		3.9		3.6		3.7		2.6
Total revenue	145 099		147 731		151 796		156 953		162 885		167 572
% change	4.5		1.8		2.8		3.4		3.8		2.9		2.9
Expenditure
Portfolio expenditures	−136 716		−138 392		−141 468		−145 445		−149 138		−152 095
% change(2)	7.4		1.2		2.2		2.8		2.5		2.0		2.2
Debt service	−10 053		−9 464		−9 925		−9 964		−10 516		−11 135
% change	16.4		–5.9		4.9		0.4		5.5		5.9		2.1
Total expenditure	−146 769		−147 856		−151 393		−155 409		−159 654		−163 230
% change(2)	7.9		0.7		2.4		2.7		2.7		2.2		2.1	(3)
Contingency reserve	—		−1 500		−1 000		−1 000		−1 500		−1 500
SURPLUS (DEFICIT)	−1 670		−1 625		–597		544		1 731		2 842

Note: Totals may not add due to rounding.

(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2023-2024 to 2027-2028.
(2)	In 2023-2024, when excluding the impact of the COVID-19 support and recovery measures, portfolio expenditures grow by 5.1% and total expenditure, by 4.3%.
(3)	Excluding the impact of the COVID-19 support and recovery measures, annual growth in expenditure will be 2.9% on average.

Québec’s Financial
Situation	H.5

■	Budgetary balance within the meaning of the Balanced Budget Act

Under the Balanced Budget Act, the budgetary balance corresponds essentially to the surplus or the deficit presented in the public accounts (book balance) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take certain accounting changes into consideration, if applicable.

For the purpose of calculating the attainment of fiscal balance, the balance must also take into account the use of the stabilization reserve, of which the sums available depend on the budgetary surpluses of previous years.

—	The stabilization reserve will be fully utilized in 2022-2023, resulting in a zero balance of the reserve as at March 31, 2023.

TABLE  H.2

Budgetary balance within the meaning of the Balanced Budget Act

(millions of dollars)
	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
SURPLUS (DEFICIT)	−1 670	−1 625	–597	544	1 731	2 842
Deposits of dedicated revenues in the Generations Fund	−3 351	−2 373	−2 387	−2 524	−2 707	−2 833
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−5 021	−3 998	−2 984	−1 980	–976	9
Use of the stabilization reserve	449	—	—	—	—	—
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−4 572	−3 998	−2 984	−1 980	-976	9

Note: Totals may not add due to rounding.

Budget 2023-2024
H.6	Budget Plan

1.	Québec’s budgetary situation

In 2023-2024, the budgetary balance shows a deficit of $4.0 billion.

—	Revenue stands at $147.7 billion.

—	Portfolio expenditures, or expenditures tied to the delivery of public services, stand at $138.4 billion.

—	Debt service amounts to $9.5 billion.

—	A contingency reserve of $1.5 billion is included in the financial framework due to the uncertainty affecting the economic context and to offset the effects of a sharper-than-expected economic slowdown, should one occur.

—	Deposits of dedicated revenues in the Generations Fund total $2.4 billion.

TABLE  H. 3

Québec’s budget – March 2023

(millions of dollars)
2023-2024
Revenue
Own-source revenue	117 989
% change	1.8
Federal transfers	29 742
% change	1.8
Total revenue	147 731
% change	1.8
Expenditure
Portfolio expenditures	−138 392
% change	1.2
Debt service	−9 464
% change	–5.9
Total expenditure	−147 856
% change	0.7
Contingency reserve	−1 500
SURPLUS (DEFICIT)	−1 625
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−2 373
BUDGETARY BALANCE	−3 998

Québec’s Financial
Situation	H.7

1.1	Recent developments in the budgetary situation

The favourable revenue adjustments for the period covered by the financial framework make it possible, in particular, to return to a balanced budget in 2027-2028, while supporting economic growth and wealth creation.

—	However, although the Ministère des Finances is not forecasting a recession, a slowdown in Québec’s economic activity is expected in 2023.

☐	Main adjustments from 2022-2023 to 2024-2025

Since Budget 2022-2023, the financial framework presents improvements of $6.6 billion on average from 2022-2023 to 2024-2025.

For this period, the government is providing for new initiatives of $6.6 billion in 2022-2023 and 2023-2024 followed by $7.4 billion in 2024-2025, notably to grow Québec’s wealth, develop the potential of youth and make the health care system more effective and more humane.

—	These amounts include the deployment of the Anti-Inflation Shield announced in the fall 2022 Update on Québec’s Economic and Financial Situation.

Deposits of dedicated revenues in the Generations Fund will experience more moderate growth, mainly due to the planned amendments regarding the sources of revenue dedicated to the Generations Fund as of 2023-2024.

Budget 2023-2024
H.8	Budget Plan

TABLE  H.4

Adjustments to the financial framework since March 2022

(millions of dollars)
	2022-2023	2023-2024	2024-2025
BUDGETARY BALANCE(1) – MARCH 2022	−6 450	−3 900	−3 750
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue from government enterprises
– Tax revenue	4 754	5 352	5 778
– Other revenue	946	1 010	858
Subtotal	5 700	6 361	6 636
Revenue from government enterprises	1 046	1 074	860
Subtotal – Own-source revenue	6 746	7 435	7 496
Federal transfers	436	–6	623
Subtotal – Revenue	7 182	7 429	8 119
Portfolio expenditures	–554	−1 740	−1 295
Debt service	−1 211	–739	−1 132
Subtotal – Expenditure	−1 765	−2 479	−2 427
Deposits of dedicated revenues in the Generations Fund	94	1 562	1 993
TOTAL ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION	5 511	6 512	7 685
INITIATIVES SINCE BUDGET 2022-2023(2)	−5 518	−2 287	−2 535
BUDGET 2023-2024 INITIATIVES
Growing Québec’s wealth	–502	−2 081	−2 311
Developing the potential of youth	–34	–345	–499
Making the health care system more effective and more humane	—	–1 034	–1 135
Supporting Quebecers	–514	–740	–773
Diversifying and consolidating environmental measures	–15	–122	–166
Subtotal	−1 064	−4 323	−4 885
TOTAL INITIATIVES	−6 582	−6 610	−7 419
Contingency reserve	2 500	—	500
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−5 021	−3 998	−2 984
Use of the stabilization reserve(3)	449	—	—
BUDGETARY BALANCE(1) – MARCH 2023	−4 572	−3 998	−2 984

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.
(2)	The initiatives since Budget 2022-2023 include the measures announced in the August 2022 pre-election report and the fall 2022 Update on Québec’s Economic and Financial Situation.
(3)	The stabilization reserve will be fully utilized in 2022-2023, resulting in a zero balance of the reserve as at March 31, 2023.

Québec’s Financial
Situation	H.9

■	Adjustments related to the economic and budgetary situation

Compared to March 2022, improvements of $5.5 billion in 2022-2023, $6.5 billion in 2023-2024 and $7.7 billion in 2024-2025 are included in the financial framework. These improvements are explained, in particular, by:

—	an increase in own-source revenue, excluding revenue from government enterprises, of $5.7 billion in 2022-2023, $6.4 billion in 2023-2024 and $6.6 billion in 2024-2025, derived mainly from personal income tax, corporate taxes and revenue from duties and permits;

—	a favourable adjustment to revenue from government enterprises of $1.0 billion in 2022-2023, $1.1 billion in 2023-2024 and $860 million in 2024-2025;

—	For 2022-2023, the adjustments come primarily from the increase in the value of Hydro-Québec’s electricity exports, which are offset by a decrease in Investissement Québec’s anticipated results, due to the downturn in financial markets since March 2022.

—	For 2023-2024 and 2024-2025, the adjustments are essentially due to the variations in Hydro-Québec’s results stemming from the increase in the value of its electricity exports and the value of sales in Québec.

—	a $436-million increase in federal transfers in 2022-2023, resulting, among other things, from a one-time $450-million payment to eliminate the backlog of surgeries, followed by a $6-million decrease in 2023-2024 and a $623-million increase in 2024-2025;

—	These adjustments include the additional health funding announced by the federal government on February 7, 2023 ($4.7 billion over five years for Québec from 2023-2024 to 2027-2028).

—	an increase in portfolio expenditures:

—	of $554 million in 2022-2023, stemming notably, from the increased spending to overcome the public health crisis and downward adjustments to the spending of certain bodies,

—	of $1.7 billion in 2023-2024 and $1.3 billion in 2024-2025 due to the projected indexation of expenditures, population growth and investments provided for in the Québec Infrastructure Plan;

Budget 2023-2024
H.10	Budget Plan

—	an increase in debt service of $1.2 billion in 2022-2023, $739 million in 2023-2024 and $1.1 billion in 2024-2025, due to higher-than-anticipated interest rates and a downward adjustment of the expected return on the Retirement Plans Sinking Fund (RPSF) in 2022-2023;

—	a $94-million decrease in deposits in the Generations Fund in 2022-2023 due to lower-than-anticipated investment income, followed by decreases of $1.6 billion in 2023-2024 and $2.0 billion in 2024-2025 due to the planned amendments regarding the sources of revenue dedicated to the Generations Fund as of 2023-2024.

■	Budget 2023-2024 initiatives

In this budget, the government is providing initiatives of nearly $4.3 billion for 2023-2024, that is:

—	$2.1 billion to grow Québec’s wealth;

—	$345 million to develop the potential of youth;

—	$1.0 billion to make the health care system more effective and more humane;

—	$740 million to support Quebecers;

—	$122 million to diversify and consolidate environmental measures.

The total cost of the initiatives since Budget 2022-2023 is $6.6 billion in 2022-2023 and 2023-2024 and $7.4 billion in 2024-2025.

Québec’s Financial
Situation	H.11

Recap of the December 2022 initiatives

In the December 2022 Update on Québec’s Economic and Financial Situation, the government announced initiatives totalling $5.4 billion for 2022-2023, namely:

–	$5.1 billion to implement the Anti-Inflation Shield;

–	$244 million to improve housing affordability;

–	$53 million to strengthen security in Montréal.

These initiatives will total $2.1 billion in 2023-2024 and $2.4 billion in 2024-2025.

December 2022 initiatives

(millions of dollars)
	2022-2023	2023-2024	2024-2025
Implementing the Anti-Inflation Shield
– Enhancing the senior assistance amount	−1 545	−1 574	−1 605
– Granting a new one-time cost of living support payment	−3 514	—	—
– Limiting rate indexing to 3%	–32	–377	–604
Subtotal	−5 091	−1 951	−2 209
Improving housing affordability	–244	–106	–95
Strengthening security in Montréal	–53	–50	–50
TOTAL	−5 388	−2 107	−2 354

Budget 2023-2024
H.12	Budget Plan

■	Other adjustments

The $2.5-billion contingency reserve that was provided for in the March 2022 budget was not used in 2022-2023. It will be maintained at $1.5 billion in 2023-2024 and will also be adjusted downward by $500 million in 2024-2025.

The Ministère des Finances does not expect a recession in Québec, but several risks, both upside and downside, could impact the economic outlook in the coming months.4

—	If the economic situation were to deteriorate, for example, due to a worsening of geopolitical tensions or persistent inflation, the financial framework includes a contingency reserve of $6.5 billion over the period covered by the financial framework. This could offset the effects of a sharper-than-expected economic slowdown.

—	The contingency reserve is adjusted over the period covered by the financial framework to take into account short-term economic risks and uncertainty that could affect longer-term forecasts.

Lastly, the balance of the stabilization reserve reduces the budgetary deficit by $449 million in 2022-2023. The stabilization reserve will be fully utilized in 2022-2023, resulting in a zero balance of the reserve as at March 31, 2023.

[4]	Section J, “Alternative Forecast Scenarios,” presents scenarios that make is possible to assess the impacts of more moderate-than-expected or stronger-than-expected economic growth on the financial framework.

Québec’s Financial
Situation	H.13

Adjustments since December 2022

Since the December 2022 Update on Québec’s Economic and Financial Situation, the financial framework has presented adjustments, which are explained by:

–	the overall improvement in the economic and budgetary situation and the reduction in deposits in the Generations Fund, which lead to adjustments of $268 million in 2022-2023, $2.1 billion in 2023-2024, and $3.6 billion in 2024-2025;

–	the cost of the new initiatives announced, representing $1.1 billion in 2022-2023, $4.3 billion in 2023-2024, and $4.9 billion in 2024-2025;

–	the decrease in the contingency reserve of $1 billion in 2022-2023, $500 million in 2023-2024, and $1 billion in 2024-2025.

Adjustments to the financial framework since December 2022

(millions of dollars)
	2022-2023	2023-2024	2024-2025
BUDGETARY BALANCE(1) – DECEMBER 2022	−5 225	−2 267	−2 665
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue from government enterprises
– Tax revenue	480	503	592
– Other revenue	534	496	354
Subtotal	1 014	999	947
Revenue from government enterprises	36	246	–159
Subtotal – Own-source revenue	1 050	1 245	788
Federal transfers	–382	455	–460
Subtotal – Revenue	668	1 700	328
Portfolio expenditures	–772	−1 106	900
Debt service	470	–77	161
Subtotal – Expenditure	–302	−1 183	1 061
Deposits of dedicated revenues in the Generations Fund	–98	1 574	2 177
TOTAL ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION	268	2 092	3 566
BUDGET 2023-2024 INITIATIVES
Growing Québec’s wealth	–502	−2 081	−2 311
Developing the potential of youth	–34	–345	–499
Making the health care system more effective and more humane	—	−1 034	−1 135
Supporting Quebecers	–514	–740	–773
Diversifying and consolidating environmental measures	–15	–122	–166
TOTAL INITIATIVES	−1 064	−4 323	−4 885
Contingency reserve	1 000	500	1 000
BUDGETARY BALANCE(1) – MARCH 2023	−5 021	−3 998	−2 984

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act, before use of the stabilization reserve.

Budget 2023-2024
H.14	Budget Plan

1.2	Detailed adjustments in 2022-2023

Upward adjustments of $1.4 billion since the March 2022 budget have reduced the budgetary deficit to $5.0 billion in 2022-2023 before use of the stabilization reserve.

These adjustments are primarily attributable to:

—	a $6.6-billion increase in revenue, namely an increase of $6.2 billion in own-source revenue and $436 million from federal transfers;

—	an increase in expenditures of $7.8 billion, primarily due to:

—	an increase in portfolio expenditures of $6.6 billion resulting from the implementation of $6.0 billion in new initiatives, including the Anti-Inflation Shield announced in the December 2022 Update on Québec’s Economic and Financial Situation to help Quebecers cope with the rising cost of living,

—	a $1.2-billion increase in debt service due to rapidly rising interest rates;

—	the elimination of the $2.5-billion contingency reserve.

Québec’s Financial
Situation	H.15

TABLE  H. 5

Adjustments to the 2022-2023 financial framework since March 2022
(millions of dollars)

		2022-2023
	March 2022	Adjustments			March 2023
		Economic and budgetary situation	Initiatives and other adjustments	Total
Own-source revenue
Tax revenue	87 212	4 754	–532	4 222	91 434
Other revenue	16 851	946	–32	914	17 765
Subtotal	104 063	5 700	–564	5 136	109 199
Revenue from government enterprises	5 628	1 046	—	1 046	6 674
Total own-source revenue	109 691	6 746	–564	6 182	115 873
Federal transfers	28 790	436	—	436	29 226
Revenue	138 481	7 182	–564	6 618	145 099
Portfolio expenditures	−130 144	–554	−6 018	−6 572	−136 716
Debt service	−8 842	−1 211	—	−1 211	−10 053
Expenditure	−138 986	−1 765	−6 018	−7 783	−146 769
Contingency reserve	−2 500	—	2 500	2 500	—
SURPLUS (DEFICIT)	−3 005	5 417	−4 082	1 335	−1 670
Deposits of dedicated revenues in the Generations Fund	−3 445	94	—	94	−3 351
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−6 450	5 511	−4 082	1 429	−5 021
Use of the stabilization reserve	—	—	449	449	449
BUDGETARY BALANCE(1)	−6 450	5 511	−3 633	1 878	−4 572

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.

Budget 2023-2024
H.16	Budget Plan

☐	Own-source revenue excluding revenue from government enterprises

For 2022-2023, own-source revenue excluding revenue from government enterprises is adjusted upward by $5.1 billion compared to the Budget 2022-2023 forecasts and totals $109.2 billion.

—	Tax revenues are adjusted upward by $4.2 billion, due in part to the 3.3-percentage-point upward adjustment to nominal GDP in 2022 over the Budget 2022-2023 forecasts.

—	Other revenue, namely duties and permits and miscellaneous revenue, is adjusted upward by $914 million.

TABLE  H.6

Adjustments in own-source revenue excluding revenue from government enterprises

(millions of dollars)
2022-2023
OWN-SOURCE REVENUE(1) – MARCH 2022	104 063
Tax revenue
Personal income tax	1 523
Contributions for health services	542
Corporate taxes	2 381
School property tax	–66
Consumption taxes	–158
Subtotal	4 222
Other revenue
Duties and permits	810
Miscellaneous revenue	104
Subtotal	914
Total adjustments	5 136
OWN-SOURCE REVENUE(1) – MARCH 2023	109 199

(1)	Own-source revenue excluding revenue from government enterprises.

Québec’s Financial
Situation	H.17

■	Tax revenue

For 2022-2023, revenue from personal income tax is adjusted upward by $1.5 billion compared to the March 2022 forecast, and contributions for health services are adjusted upward by $542 million.

—	These improvements can be attributed, in particular, to wages and salaries, whose growth was adjusted upward by 1.8 percentage points in 2022, from 8.1% to 9.9%.

Revenue from corporate taxes is adjusted upward by $2.4 billion in 2022-2023.

—	This increase can primarily be attributed to the net operating surplus of corporations, whose growth was adjusted upward in 2022 by 7.9 percentage points, from –6.4% to 1.5%.

Revenue from the school property tax is adjusted downward by $66 million in 2022-2023.

—	This decrease is due in part to the additional contribution from the Québec government to limit the average increase in school taxes from 2% to 3% for 2022-2023.

Consumption tax revenue, which is derived mainly from the Québec sales tax, is adjusted downward by $158 million in 2022-2023.

—	This adjustment is explained by lower-than-expected tax revenues since the beginning of the fiscal year, despite the upward adjustment of household consumption[5] by 0.5 percentage points in 2022.

■	Other revenue

In 2022-2023, revenue from duties and permits is adjusted upward by $810 million compared to the March 2022 forecast.

—	This improvement is mainly attributable to the increase in mining revenues due to sustained market prices for metals since 2020[6] and more favourable than projected developments in revenue from the auction of GHG emission allowances.

Miscellaneous revenue7 is adjusted upward by $104 million in 2022-2023.

—	This increase stems, in particular, from the increase in revenues from fines, forfeitures and recoveries, the effect of which is partially offset by the decline in investment income of the Generations Fund.

[5]	Household consumption excluding food expenditures and shelter.

[6]	In 2022-2023, mining revenues are deposited in the Generations Fund.

[7]	Miscellaneous revenue includes revenues from interest, the sale of goods and services, as well as from fines, forfeitures and recoveries, among other things.

Budget 2023-2024
H.18	Budget Plan

A favourable adjustment of own-source revenue in Québec
and other Canadian provinces in 2022-2023

Own-source revenue1 is adjusted by $5.1 billion, or 4.9%, in 2022-2023 compared to the March 2022 budget forecast. In 2022, nominal GDP is adjusted upward by 3.3 percentage points, which results, in particular, in a strong improvement in revenue from personal income tax and corporate taxes in 2022-2023.

Like Québec, several provinces are forecasting an improvement in their own-source revenue due to more sustained economic activity than what was anticipated in spring 2022. In particular, British Columbia and Ontario adjusted their own-source revenue by 25.2% and 11.6%, respectively, due to a positive trend in personal income tax and corporate taxes. In addition, Alberta adjusted its revenue by 28.5%, mainly due to an increase in revenue from natural resources.

Despite the favourable adjustments observed in Québec, several risks may influence own-source revenue forecasts. For example:

–	higher-than-expected energy prices could impact activity in certain sectors and adversely affect corporate profits, which would have a negative effect on revenue from corporate taxes;

–	a further hike in interest rates could reduce households’ disposable income and purchasing power, which would have a negative effect on revenue from consumption taxes.

Adjustment to own-source revenue(1) – 2022-2023	Adjustment to nominal GDP growth – 2022
(percentage of revenue)	(percentage points)

(1)	Own-source revenue excluding revenue from government enterprises.	Sources:	2023-2024 provincial budgets, financial report for the third quarter of 2022-2023 for Ontario and New Brunswick.

Sources:	2023-2024 provincial budgets, financial report for the third quarter of 2022-2023 for Ontario and New Brunswick.

[1]	Own-source revenue excluding revenue from government enterprises.

Québec’s Financial
Situation	H.19

☐	Revenue from government enterprises

For 2022-2023, revenue from government enterprises is adjusted upward by $1.0 billion, to $6.7 billion.

This increase is primarily due to Hydro-Québec’s results, driven essentially by the increase in the value of its electricity exports.

This increase is partially offset by a decrease in Investissement Québec’s anticipated results stemming from the unfavourable performance of its equity and venture capital portfolios as well as its investment funds due to the downturn in financial markets since March 2022. The decline in the financial markets has particularly affected companies in the technology sector, impacting the returns on investments held in this sector by Investissement Québec.

TABLE  H.7

Adjustments to revenue from government enterprises

(millions of dollars)
2022-2023
REVENUE FROM GOVERNMENT ENTERPRISES – MARCH 2022	5 628
Hydro-Québec	1 275
Loto-Québec	140
Société des alcools du Québec	59
Investissement Québec	–451
Société québécoise du cannabis(1)	1
Other(2)	22
Total adjustments	1 046
REVENUE FROM GOVERNMENT ENTERPRISES – MARCH 2023	6 674

(1)	Revenue is allocated to the Fund to Combat Addiction.
(2)	The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire, Capital Financière agricole and the Société du parc industriel et portuaire de Bécancour.

Budget 2023-2024
H.20	Budget Plan

☐	Federal transfers

In 2022-2023, revenues from federal transfers stand at $29.2 billion, an upward adjustment of $436 million compared to Budget 2022-2023.

This upward adjustment is due, in particular, to a one-time payment of $450 million to eliminate the backlog of surgeries, announced by the federal government in March 2022.

TABLE  H.8

Adjustments to federal transfer revenues

(millions of dollars)
2022-2023
FEDERAL TRANSFERS – MARCH 2022	28 790
Equalization	—
Health transfers	46
Transfers for post-secondary education and other social programs(1)	–237
Other programs	627
Total adjustments	436
FEDERAL TRANSFERS – MARCH 2023	29 226

(1)	The downward adjustment to transfers for post-secondary education and other social programs is due to the value of the special Québec abatement, which has been adjusted upward. The special Québec abatement (16.5% of federal personal income tax collected in Québec) is deducted from federal transfer revenues.

Québec’s Financial
Situation	H.21

☐	Portfolio expenditures

For 2022-2023, portfolio expenditures amount to $136.7 billion, which represents an upward adjustment of $6.6 billion compared to the March 2022 forecasts.

The adjustment is primarily due to $6.0 billion in new initiatives announced since the 2022-2023 budget, including:

—	$3.5 billion to grant Quebecers a new one-time cost of living support payment;

—	$1.5 billion to enhance the senior assistance amount to $2 000;

—	$496 million in housing initiatives;

—	$200 million to support the recovery of public transit.

Other adjustments total $554 million and are explained, in particular, by the net effect of increased spending to overcome the public health crisis and downward adjustments to the spending of certain bodies.

TABLE H.9

Adjustments to portfolio expenditures

(millions of dollars)
2022-2023
PORTFOLIO EXPENDITURES – MARCH 2022	130 144
New initiatives since March 2022
Granting a new one-time cost of living support payment	3 514
Enhancing the senior assistance amount	1 545
Housing initiatives(1)	496
Supporting the recovery of public transit	200
Renewing the envelope for the short-term training program	100
Other new initiatives	164
Subtotal – New initiatives since March 2022	6 018
Other adjustments	554
Total adjustments	6 572
PORTFOLIO EXPENDITURES – MARCH 2023	136 716

Note: Totals may not add due to rounding.

(1)	In particular, this amount includes the initiatives to improve housing affordability announced in December 2022 and to accelerate the start of AccèsLogis projects.

Budget 2023-2024
H.22	Budget Plan

Financial situation of the Land Transportation Network Fund

The Land Transportation Network Fund (LTNF) was established in 2010 to fund road and public transit infrastructure.

The LTNF is funded by the fuel tax and driver’s licence and registration fees, in particular. The allocation of this revenue to the LTNF creates a direct link between users of the road infrastructure and its funding.

–	Other amounts, such as amounts from Canada-Québec infrastructure agreements or the Electrification and Climate Change Fund are also added to the LTNF, in order to develop public transit.

–	In addition, budgetary appropriations are allocated to the LTNF to support funding for various financial assistance programs, including passenger transportation and local roads.

In recent years, significant investments have been made to maintain and develop land transportation networks, and these investments will remain high. Major projects are being planned or carried out, such as the extension of route 138, the refurbishment of the Louis-Hippolyte-La Fontaine Tunnel, the reconstruction of the Île-d’Orléans bridge, the extension of the Montréal metro blue line and Québec City’s strategic public transit system. Since the pandemic, the government has also made significant investments to maintain transportation services.

When also considering the fact that fuel tax revenue is no longer expected to rise due to the growing popularity of electric vehicles, the result is a situation where the expenses borne by the LTNF are growing faster than the revenue deposited in the fund. As a result, it is expected that the LTNF will have an accumulated deficit starting in 2026-2027.

Solutions will need to be identified in collaboration with all stakeholders.

Multi-year financial framework of the LTNF

(millions of dollars)
	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028	AAGR(1) (in %)
Revenue	6 681	5 481	5 973	6 330	6 702	7 140	1.3
Expenditure	−6 663	−5 657	−6 239	−7 185	−7 697	−8 855	5.9
Surplus (deficit)	18	–176	–267	–855	–995	−1 715
Accumulated surplus (deficit)	1 323	1 147	880	25	–970	−2 685

Note: Totals may not add due to rounding.

(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2023-2024 to 2027-2028.

Québec’s Financial
Situation	H.23

☐	Debt service

For 2022-2023, the debt service is adjusted upward by $1.2 billion, to $10.1 billion, due to increased interest rates.

—	The rapid increase in interest rates in 2022-2023 results, in particular, in losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing.

TABLE  H.10

Adjustment to debt service

(millions of dollars)
2022-2023
DEBT SERVICE – MARCH 2022	8 842
Interest on direct debt(1)	1 136
Interest on the liability for the retirement plans and other employee future benefits(2)	75
Total adjustments	1 211
DEBT SERVICE – MARCH 2023	10 053

(1)	Interest on direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is applied against debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upward or downward since it is closely tied to the change in interest rates and market behaviour.
(2)	This corresponds to the interest on obligations relating to the retirement plans and other future benefits of public and parapublic sector employees, minus mainly the investment income of the Retirement Plans Sinking Fund (RPSF).

Budget 2023-2024
H.24	Budget Plan

2.	Returning to a balanced budget

In early 2020, the pandemic caused a shock of unprecedented magnitude, sending the economy into a short but deep recession. Global economic activity quickly began to recover in a synchronized fashion, but this generated inflationary pressures that caused quick and substantial interest rate hikes.

Despite this economic volatility, the government has maintained adequate funding for the government’s main missions, thus generating deficits. With the transition to a more stable economic environment, Budget 2023-2024 is an opportunity for the government to table its plan for a return to a balanced budget.

According to this plan, the deficit will be limited to $4 billion in 2023-2024, then will be progressively reduced by $1 billion per year until fiscal balance is achieved in 2027-2028.

The return to a balanced budget will be achieved while:

—	reducing personal income tax;

—	fostering economic growth;

—	adequately funding the government’s missions;

—	ensuring that expenditure growth is in line with revenue growth.

Sound management of public finances enables the government to eliminate the $2.8-billion deficit that was ultimately forecast in Budget 2022-2023 and to continue reducing the debt burden.

CHART H. 1 Change in the budgetary balance
(billions of dollars)

Québec’s Financial
Situation	H.25

☐	Reducing personal income tax

The return to a balanced budget can be achieved while reducing personal income tax. In Budget 2023-2024, the government is planning to reduce the two bottom tax rates, thereby increasing Quebecers’ disposable income and stimulating the labour supply.

—	This tax cut will be funded by more moderate growth in deposits in the Generations Fund and will not reduce the government’s financial capacity to support its various missions.

—	The decrease in deposits of dedicated revenues in the Generations Fund as of 2023-2024 is consistent with the new debt reduction objective announced in this budget.[8]

☐	Fostering economic growth

Since fall 2018, the government has taken substantial steps with regard to creating wealth and increasing Québec’s economic potential, mainly to enhance business productivity and promote workers’ integration and retention in the labour market.

In Budget 2023-2024, the government is continuing to take action with new measures aimed at:

—	increasing the productivity of Québec’s economy;

—	contributing to the prosperity of the regions;

—	addressing the labour shortage.

☐	Adequately funding the government’s missions

The return to a balanced budget will not be achieved at the expense of the government’s ability to adequately fund its various missions. The financial framework of Budget 2023-2024 guarantees stable and predictable funding for the government’s missions while ensuring that the cost of renewing the various portfolios is covered and enhancing services. In particular, it includes:

—	additional investments of $2.3 billion to develop the potential of youth;

—	additional investments of $5.6 billion to make the health care system more effective and more humane;

—	an increase in investment in the Québec Infrastructure Plan (QIP) to $150 billion.

[8]	See Section I, “The Québec Government’s Debt” in the Québec Budget Plan – March 2023, and Section C, “Report on the Application of the Legislation Respecting a Balanced Budget, Debt Reduction and the Generations Fund” in Additional Information – March 2023.

Budget 2023-2024
H.26	Budget Plan

☐	Ensuring that expenditure growth is in line with revenue growth

The needs that arose from the pandemic have resulted in expenditure growth exceeding revenue growth. During the period covered by the financial framework, expenditure growth will gradually align with revenue growth.

—	Up until 2027-2028, annual growth in revenue will reach 2.9% on average. Excluding the impact of the COVID-19 support and recovery measures, annual growth in expenditure will also be 2.9% on average.

Weight of revenue and expenditure in the economy

The economic shock caused by the pandemic, coupled with the government’s action to support Quebecers during this unprecedented crisis, has mainly had the effect of considerably increasing the weight of public finances in the economy.

The economic recovery and the plan to return to a balanced budget will reduce the weight to a level similar to what it was previously. In detail:

–	after peaking at 28.1% of GDP in 2020-2021, the weight of expenditure will decrease gradually to stand at 25.0% in 2027-2028;

▪	The weight of portfolio expenditures will gradually decrease from 26.4% in 2020-2021 to 23.3% eventually.

–	the weight of revenue will stand at 25.7% in 2027-2028, mainly due to the tax reduction announced in the March 2023 budget;

–	the gap between the weight of revenue and the weight of expenditure is due to the deposits in the Generations Fund, which reflect the debt reduction efforts.

Weight of revenue and expenditure in the economy – 2018-2019 to 2027-2028
(percentage of nominal GDP)

Québec’s Financial
Situation	H.27

Lifting of suspension and modernization
of the Balanced Budget Act

Lifting the suspension of certain effects of the Act

The Balanced Budget Act was amended by Bill 17,1 assented to on February 24, 2022, which temporarily suspends certain effects of the Act from 2021-2022 until the end of the fiscal year determined by the Minister, that is, no later than the fiscal 2023-2024 Budget Speech.

The desired effects of the suspension include:

–	the prohibition of an actual or forecast budgetary deficit;

–	the tabling of a plan to restore fiscal balance;

–	the obligation to implement offsetting measures for overruns.

In order to meet the Act’s requirements, the Minister of Finance is lifting the suspension of these effects as of the end of fiscal 2022-2023.

As a result, the financial framework of Budget 2023-2024 includes a plan to restore a balanced budget by 2027-2028. The plan presented, whereby the deficit will be limited to $4 billion in 2023-2024, and thereafter progressively reduced by $1 billion per year until fiscal balance is achieved, constitutes the government’s plan for restoring fiscal balance.

–	As such, the fiscal framework calls for a $1-billion decrease in the deficit in 2023-2024 compared with 2022-2023. Considering the changing revenue outlook, the expenditure level has therefore been determined so as to reduce the deficit in accordance with the requirements of the Act.

Modernization of the Balanced Budget Act

Since its enactment in 1996, the Balanced Budget Act has been amended on several occasions, essentially to suspend some of its effects during periods of recession or economic instability.

Since experience has revealed the difficulties of enforcing the Act in a context of major economic slowdown, Budget 2023-2024 provides an opportunity to modernize certain of its provisions.

The government wishes specifically to:

–	improve fiscal flexibility in determining the fiscal balance;

–	update the rules requiring the tabling of a plan to offset budget overruns, including the threshold and timeframe for when such a plan is required;

–	revise the rules governing the execution of this plan, including the implementation of measures to offset overruns and the time period for offsetting overruns;

–	abolish the stabilization reserve.

Proposed details will be specified at a later date.

1	An Act respecting the implementation of certain provisions of the Budget Speech of 25 March 2021 and amending other provisions (S.Q. 2022, c. 3).

Budget 2023-2024
H.28	Budget Plan

3.	Revenue and expenditure forecasts

Budget 2023-2024 presents the detailed change in revenue and expenditure, that is, the three-year outlook from 2022-2023 to 2024-2025.

TABLE H.11

Change in revenue and expenditure

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Revenue
Own-source revenue excluding revenue from government enterprises	109 199	111 182	115 370
% change	5.3	1.8	3.8	3.6
Revenue from government enterprises	6 674	6 807	6 685
% change	12.0	2.0	–1.8	3.9
Federal transfers	29 226	29 742	29 741
% change	0.1	1.8	0.0	0.6
Total revenue	145 099	147 731	151 796
% change(2)	4.5	1.8	2.8	3.0
Expenditure
Portfolio expenditures	−136 716	−138 392	−141 468
% change	7.4	1.2	2.2	3.6
Debt service	−10 053	−9 464	−9 925
% change	16.4	–5.9	4.9	4.7
Total expenditure	−146 769	−147 856	−151 393
% change(3)	7.9	0.7	2.4	3.6
Contingency reserve	—	−1 500	−1 000
SURPLUS (DEFICIT)	−1 670	−1 625	–597
Deposits of dedicated revenues in the Generations Fund	−3 351	−2 373	−2 387
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−5 021	−3 998	−2 984
Use of the stabilization reserve	449	—	—
BUDGETARY BALANCE(4)	−4 572	−3 998	−2 984

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	Detailed explanations for revenue growth are presented in subsection 3.1.
(3)	Detailed explanations for expenditure growth are presented in subsection 3.2.
(4)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.

Québec’s Financial
Situation	H.29

3.1	Change in revenue

Government revenue encompasses own-source revenue, including revenue from government enterprises, as well as revenue from federal transfers.

Government revenue stands at $145.1 billion in 2022-2023, or $115.9 billion in own-source revenue and $29.2 billion from federal transfers.

Government revenue will stand at $147.7 billion in 2023-2024 and $151.8 billion in 2024-2025, growing by 1.8% and 2.8%, respectively.

TABLE H.12

Change in revenue

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Own-source revenue
Own-source revenue excluding revenue from government enterprises	109 199	111 182	115 370
% change(2)	5.3	1.8	3.8	3.6
Revenue from government enterprises	6 674	6 807	6 685
% change(3)	12.0	2.0	–1.8	3.9
Subtotal	115 873	117 989	122 055
% change	5.7	1.8	3.4	3.6
Federal transfers	29 226	29 742	29 741
% change(4)	0.1	1.8	0.0	0.6
TOTAL	145 099	147 731	151 796
% change	4.5	1.8	2.8	3.0

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	The change in own-source revenue excluding revenue from government enterprises reflects the slowdown in economic activity in 2023 and the 1-percentage-point decrease in the two bottom tax rates announced in Budget 2023-2024 and beginning in the 2023 taxation year.
(3)	The variation in growth rates is mainly due to Hydro-Québec’s exceptional results in 2022-2023 with respect to export prices.
(4)	The change in federal transfers reflects, in particular, the additional amounts for health care announced by the federal government on February 7, 2023, a portion of which will be non-recurring as of 2024-2025.

Budget 2023-2024
H.30	Budget Plan

3.1.1	Own-source revenue excluding revenue from government enterprises

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, including personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

—	Changes in own-source revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

—	duties and permits, in particular revenue from the carbon market;

—	miscellaneous revenue, such as tuition fees and revenues from interest, the sale of goods and services, and fines, forfeitures and recoveries.

In 2022-2023, own-source revenue stands at $109.2 billion, an increase of 5.3% compared to 2021-2022. It will reach $111.2 billion in 2023-2024 and $115.4 billion in 2024-2025, growing by 1.8% and 3.8%, respectively.

TABLE H.13

Change in own-source revenue excluding revenue from government enterprises – Summary

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Tax revenue	91 434	92 736	96 512
% change	5.2	1.4	4.1	3.5
Other revenue	17 765	18 446	18 858
% change	6.0	3.8	2.2	4.0
TOTAL	109 199	111 182	115 370
% change	5.3	1.8	3.8	3.6

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.

Québec’s Financial
Situation	H.31

☐	Tax revenue

In 2022-2023, revenue from personal income tax, the government’s largest revenue source, stands at $42.7 billion, up 4.3% compared to 2021-2022. It will reach $43.1 billion in 2023-2024 and $44.7 billion in 2024-2025, representing a change of 1.1% and 3.8%, respectively.

Among other things, this change in revenue from personal income tax reflects:

—	the increase in household income, including wages and salaries, which will grow by 9.9% in 2022, 3.7% in 2023 and 3.4% in 2024, due to the strong labour market;

—	all the parameters of the personal income tax system, such as indexation and the progressive nature of the tax system;

—	the 1-percentage-point decrease in the two bottom tax rates announced in Budget 2023-2024 and beginning in the 2023 taxation year.

Contributions for health services stand at $7.8 billion in 2022-2023, representing an increase of 5.9%. They will reach $7.9 billion in 2023-2024 and $8.2 billion in 2024-2025, representing growth of 1.3% and 2.7%, respectively.

—	This favourable change is due to the expected growth in wages and salaries.

—	It also takes into account the impact of the new tax holiday for large investment projects announced in Budget 2023-2024.

Corporate tax revenue will reach $13.3 billion in 2022-2023, up 2.6% from 2021-2022. It will stand at $13.2 billion in 2023-2024 and $14.1 billion in 2024-2025, a change of −0.5% and 6.8%, respectively.

—	These figures reflect the expected change in the net operating surplus of corporations, which stands at 1.5% in 2022, −4.9% in 2023 and 5.3% in 2024.

—	It also takes into account the impact of the new tax holiday for large investment projects announced in Budget 2023-2024.

Revenue from the school property tax stands at $1.1 billion in 2022-2023, up 3.3% compared to 2021-2022. It will reach $1.2 billion in 2023-2024 and $1.3 billion in 2024-2025, growing by 6.5% and 9.1%, respectively.

—	The growth in revenue from the school property tax is influenced by the increase in the number of students, and the expected increase in the cost of services funded by the school property tax.

—	It also reflects the additional contribution of $173.4 million per year from the Québec government to limit the increase in school taxes from 2% to 3% on average for 2022-2023.

Budget 2023-2024
H.32	Budget Plan

TABLE H.14

Change in own-source revenue excluding revenue from government enterprises

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Tax revenue
Personal income tax(2)	42 670	43 126	44 749
% change	4.3	1.1	3.8	3.0
Contributions for health services	7 841	7 944	8 161
% change	5.9	1.3	2.7	3.3
Corporate taxes(3)	13 263	13 192	14 090
% change	2.6	–0.5	6.8	2.9
School property tax	1 112	1 184	1 292
% change	3.3	6.5	9.1	6.3
Consumption taxes(4)	26 548	27 290	28 220
% change	7.9	2.8	3.4	4.7
Subtotal	91 434	92 736	96 512
% change	5.2	1.4	4.1	3.5
Other revenue
Duties and permits(5)	5 981	5 739	5 746
% change	–1.3	–4.0	0.1	–1.7
Miscellaneous revenue	11 784	12 707	13 112
% change(6),(7)	10.1	7.8	3.2	7.0
Subtotal	17 765	18 446	18 858
% change	6.0	3.8	2.2	4.0
TOTAL	109 199	111 182	115 370
% change	5.3	1.8	3.8	3.6

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	The change in revenue from personal income tax in 2023-2024 is due to the 3.7% increase in wages and salaries in 2023 and the 1-percentage-point decrease in the two bottom tax rates announced in Budget 2023-2024 and beginning in the 2023 taxation year.
(3)	The change in corporate tax revenue from 2022-2023 to 2024-2025 is due in part to the change in the net operating surplus of corporations of 1.5% in 2022, −4.9% in 2023 and 5.3% in 2024.
(4)	The 7.9% increase in consumption taxes in 2022-2023 is due in part to the 12.5% increase in household consumption and the −0.1% change in residential construction investment in 2022.
(5)	The decrease in revenue from duties and permits in 2022-2023 and 2023-2024 is mainly due to lower mining revenues over this period, as a result of the expected decrease in metal prices, mainly iron ore.
(6)	The 10.1% growth in miscellaneous revenue in 2022-2023 is due, on the one hand, to an increase in revenues from interest, fines, forfeitures and recoveries, and, on the other hand, to an increase in revenues from non-budget-funded bodies, special funds and bodies in the health and social services, education and higher education networks.
(7)	The 7.8% growth in miscellaneous revenue in 2023-2024 is due to the increase in the investment income of the Generations Fund, which was below its usual level in 2022-2023.

Québec’s Financial
Situation	H.33

Consumption tax revenue totals $26.5 billion in 2022-2023, up 7.9% compared to 2021-2022. It will stand at $27.3 billion in 2023-2024 and $28.2 billion in 2024-2025, an increase of 2.8% and 3.4%, respectively.

The change in consumption tax revenue mainly reflects:

—	the expected growth in household consumption[9] of 12.5% in 2022, 4.0% in 2023 and 3.4% in 2024;

—	the expected change in residential construction investment of −0.1% in 2022, −7.1% in 2023 and 2.0% in 2024;

—	the increase in the specific tax on tobacco products of $8 per carton of 200 cigarettes, which was announced on February 8, 2023.

☐	Other revenue

Revenue from duties and permits amounts to $6.0 billion in 2022-2023, a decrease of 1.3% compared to 2021-2022. It will stand at $5.7 billion in 2023-2024 and 2024-2025, a change of −4.0% and 0.1%, respectively.

—	The decrease in revenue from duties and permits in 2022-2023 and 2023-2024 is mainly due to lower mining revenues resulting from the expected decline in metal prices.

—	The change in revenue from duties and permits takes into account the effect of capping the indexation of government rates at 3% for the next four years.

Miscellaneous revenue stands at $11.8 billion in 2022-2023, an increase of 10.1% compared to 2021-2022. It will reach $12.7 billion in 2023-2024 and $13.1 billion in 2024-2025, representing increases of 7.8% and 3.2%, respectively.

—	The positive trend in miscellaneous revenue is due to the anticipated revenue of special funds, non-budget-funded bodies and bodies in the health and social services, education and higher education networks.

—	For example, the growth in the revenue of the higher education network is influenced by, among other things, tuition fee revenues, the change in clienteles and user revenues.

—	The change in miscellaneous revenue also takes into account the effect of capping the indexation of government rates at 3% for the next four years.

[9]	Household consumption excluding food expenditures and shelter.

Budget 2023-2024
H.34	Budget Plan

3.1.2	Revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient. Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

This revenue amounts to $6.7 billion in 2022-2023, an increase of 12.0%, $6.8 billion in 2023-2024, an increase of 2.0%, and $6.7 billion in 2024-2025, a decrease of 1.8%.

TABLE H.15

Change in revenue from government enterprises

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Hydro-Québec(2)	3 800	3 525	3 325
Loto-Québec	1 523	1 498	1 511
Société des alcools du Québec	1 419	1 459	1 469
Investissement Québec	–195	216	274
Société québécoise du cannabis(3)	95	92	94
Other(4)	32	17	12
TOTAL	6 674	6 807	6 685
% change	12.0	2.0	–1.8	3.9

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	The forecast revenue includes the impact of Hydro-Québec’s domestic rate cap starting in 2023-2024. The downward trend in Hydro-Québec’s revenue over the period is due to the exceptional results in 2022-2023 with respect to export prices.
(3)	Revenue is allocated to the Fund to Combat Addiction.
(4)	The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire, Capital Financière agricole and the Société du parc industriel et portuaire de Bécancour.

The 12.0% growth in 2022-2023 is mainly due to the increase in the anticipated results of Hydro-Québec—stemming primarily from the increase in the value of its electricity exports—and of Loto-Québec, due to its gradual return to operating at maximum capacity.

—	This growth is partially offset by a decrease in Investissement Québec’s anticipated results, which is due to the unfavourable performance of its equity and venture capital portfolios, as well as its investment funds, due to the expected downturn in financial markets in 2022-2023. The decline in the financial markets has particularly affected companies in the technology sector, impacting the returns on investments held in this sector by Investissement Québec.

Québec’s Financial
Situation	H.35

The 2.0% growth in 2023-2024 stems principally from the return to normal of Investissement Québec’s anticipated results.

—	This increase is partly offset by a decline in the expected results of Hydro-Québec, stemming from the expected decrease in the value of its electricity exports.

The decrease of 1.8% in 2024-2025 is mainly due to the decline in the expected results of Hydro-Québec stemming from the decrease in the value of its electricity exports that will continue for a second year.

Budget 2023-2024
H.36	Budget Plan

3.1.3	Federal transfers

Revenues from federal transfers consist of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

They include mainly equalization and revenue from the Canada Health Transfer (CHT) and from the Canada Social Transfer (CST).

On February 7, 2023, the federal government announced additional amounts for health care funding. Québec’s share is estimated at $4.7 billion over five years, from 2023-2024 to 2027-2028. These amounts are built into the financial framework.

Overall, revenues from federal transfers are expected to increase by 1.8% in 2023-2024 due to the increase in health transfers. In 2023-2024, the CHT, which is linked to Canada’s nominal GDP, will increase by 9.3% for Canada as a whole, and Québec will receive its share ($447 million) of a one-time increase in the CHT of $2.0 billion.

Revenues from federal transfers will remain stable in 2024-2025. One of the reasons for this is the non-recurrence of the increase in the CHT of $2.0 billion announced by the federal government for 2023-2024.

TABLE H.16

Change in federal transfers

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Equalization	13 666	14 037	14 021
% change	4.2	2.7	–0.1	2.2
Health transfers	7 124	8 660	8 615
% change(2)	–13.2	21.6	–0.5	1.6
Transfers for post-secondary education and other social programs	1 294	1 366	1 382
% change	–15.4	5.6	1.2	–3.3
Other programs	7 142	5 679	5 723
% change(3)	12.8	–20.5	0.8	–3.3
TOTAL	29 226	29 742	29 741
% change	0.1	1.8	0.0	0.6

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	Health transfers are down 13.2% in 2022-2023 due to a one-time payment in the previous year to support the health system and vaccination in the context of the pandemic.
(3)	Revenues from other programs are expected to decrease in 2023-2024 due to the non-recurrence of certain types of assistance as well as the pace of completion of federally funded infrastructure projects.

Québec’s Financial
Situation	H.37

Additional federal funding for health care

On February 7, 2023, the federal government announced additional amounts for health care for the provinces of $46.1 billion over 10 years, from 2023-2024 to 2032-2033.

The federal government has committed to:

–	making a one-time increase to the Canada Health Transfer (CHT) of $2 billion in 2023-2024;

–	ensuring minimum growth of 5% in the CHT until 2027-2028 (as of 2028-2029, the 3% floor will begin to apply again);

–	granting the provinces $25 billion over 10 years under bilateral agreements.

Québec’s share of these additional amounts between now and 2027-2028 is estimated at $4.1 billion.

During the announcement, the federal government also reiterated its desire to grant the provinces $3 billion over five years, from 2023-2024 to 2027-2028, for long-term care, representing an amount of $647 million for Québec.

–	When including this amount, Québec’s share of the additional federal funding for health care stands at $4.7 billion over five years.

The federal government has also announced $1.7 billion over five years for Canada as a whole to support the remuneration of patient-care attendants. Québec expects this envelope to be shared between the provinces on a per capita basis.

Additional federal funding for health care, Québec’s share

(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total 5 years
CHT – One-time increase in 2023-2024	447	—	—	—	—	447
CHT – Floor of 5% until 2027-2028	—	—	229	380	551	1 160
Bilateral agreements	497	494	492	490	488	2 461
Long-term care	131	130	129	129	128	647
TOTAL	1 075	624	850	999	1 167	4 715

For Québec, the federal contribution is clearly insufficient. It will not catch up to the historic level of federal funding, nor will it provide sustainable health care funding. The share of provincial health care spending covered by the federal government will continue to shrink due to the larger increase in provincial health care spending. As a result, Québec intends to continue to seek an increase in health transfers.

Budget 2023-2024
H.38	Budget Plan

Ongoing decline in Québec’s share of the equalization envelope

Québec’s share of the equalization envelope has been decreasing since 2020-2021 due to Québec’s improved economic situation in comparison with the rest of Canada.

Québec’s share in the equalization envelope, which was 66.2% in 2019-2020, is expected to decline to 52.1% in 2027-2028. This share could be less than 50% as of 2032-2033.

Expected change in Québec’s share of the equalization envelope
(per cent)

Note:	A smoothing mechanism with lag is applied to determine equalization payments. For example, the equalization payments for the provinces for 2023-2024 are based on data for the years 2019-2020 (25%), 2020-2021 (25%) and 2021-2022 (50%).
Sources:	Department of Finance Canada and Ministère des Finances du Québec.

Québec’s Financial
Situation	H.39

☐	Québec is the equalization recipient that receives the least per capita after Ontario

The provinces do not all have the same fiscal capacity; in other words, they do not all have the same ability to generate revenue.

Provinces whose fiscal capacity, in dollars per capita, is below the average of the ten provinces receive equalization payments. After equalization, they therefore have a fiscal capacity equivalent to the average of the ten provinces so that they can provide public services.10

In 2023-2024, six provinces will receive equalization payments: Manitoba, Ontario, Québec, New Brunswick, Nova Scotia and Prince Edward Island. Québec is the recipient that receives the least per capita ($1 639) after Ontario.

CHART H. 2 Equalization payments to the provinces – 2023-2024
(dollars per capita)

Source: Department of Finance Canada.

[10]	The provinces’ fiscal capacity is assessed on the basis of five tax bases (personal income tax, corporate income tax, consumption taxes, property taxes and natural resources).

Budget 2023-2024
H.40	Budget Plan

3.2	Change in expenditure

Expenditure consists, on the one hand, of portfolio expenditures tied to the delivery of public services, which are influenced by demographics and prices and, on the other hand, debt service, which is mainly driven by the level of debt and interest rates.

Expenditure totals $146.8 billion in 2022-2023, or $136.7 billion in portfolio expenditures and $10.1 billion in debt service.

—	It will stand at $147.9 billion in 2023-2024 and $151.4 billion in 2024-2025.

Expenditure will increase by 7.9% in 2022-2023, 0.7% in 2023-2024 and 2.4% in 2024-2025.

The growth of 7.9% in 2022-2023 results from:

—	a 7.4% increase in portfolio expenditures due, in particular, to new initiatives announced in Budget 2022-2023 and the December 2022 update;

—	a 16.4% increase in debt service due to rapidly rising interest rates.

From 2022-2023 to 2024-2025, expenditure will grow by an average of 3.6% per year.

TABLE H.17 Change in expenditure

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Portfolio expenditures	136 716	138 392	141 468
% change(2)	7.4	1.2	2.2	3.6
Debt service	10 053	9 464	9 925
% change(3)	16.4	–5.9	4.9	4.7
TOTAL	146 769	147 856	151 393
% change(2)	7.9	0.7	2.4	3.6

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	In 2023-2024, when excluding the impact of the COVID-19 support and recovery measures, portfolio expenditures grow by 5.1% and total expenditure, by 4.3%.
(3)	The significant increase in debt service in 2022-2023 is due to the rapid increase in interest rates in 2022-2023, which results, in particular, in losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.

Québec’s Financial
Situation	H.41

3.2.1	Portfolio expenditures

To achieve its objectives and carry out its activities, the government sets up programs that are administered by government entities, including departments and bodies. The set of entities under the responsibility of a minister constitutes a portfolio.

In an effort to provide more complete and detailed information, the budget documents now present the change in expenditures for nine departmental portfolios. This level of detail makes it possible, on the one hand, to ensure greater transparency and, on the other hand, to better inform parliamentarians and the public about the fiscal policy directions in the main areas of intervention.

TABLE H.18 Change in expenditure by departmental portfolio

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Santé et Services sociaux	58 109	59 015	60 275
% change(2)	12.0	7.7	3.6	7.7
Éducation	19 064	20 203	20 865
% change(3)	10.1	6.0	3.3	6.4
Enseignement supérieur	9 981	10 480	10 969
% change(4)	14.2	5.0	4.7	7.9
Famille	7 763	8 210	8 485
% change(5)	6.7	5.8	3.4	5.3
Transports et Mobilité durable	7 048	6 957	7 963
% change(6)	0.4	–1.3	14.5	4.3
Emploi et Solidarité sociale	9 136	5 250	5 016
% change(7)	9.1	–42.5	–4.4	–15.7
Affaires municipales et Habitation	4 680	4 546	4 617
% change(8)	32.3	–2.9	1.6	9.3
Économie, Innovation et Énergie	3 278	3 680	3 289
% change(9)	6.7	12.3	–10.6	2.3
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 003	2 283	2 308
% change(10)	17.6	14.0	1.1	10.7
Other portfolios	15 656	17 769	17 681
% change(11)	13.9	13.5	–0.5	8.7
TOTAL	136 716	138 392	141 468
% change(12)	7.4	1.2	2.2	3.6

Budget 2023-2024
H.42	Budget Plan

TABLE H.18 Change in expenditure by departmental portfolio (cont.)

Note: Totals may not add due to rounding.
(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	The growth in expenditures in 2024-2025 has been adjusted to take into account non-recurring expenditures in 2023-2024 related to the pandemic, lump sum payments under the government’s wage offer and the effect of program review measures. Without these adjustments, the growth for 2024-2025 would be 2.1%.
(3)	In 2022-2023, the growth is primarily due to initiatives announced in Budget 2022-2023 and a lower expenditure level than that initially expected for 2021-2022. In 2023-2024 and 2024-2025, the expenditure growth is due to the increase in the costs tied to the delivery of services in educational institutions and the initiatives announced in Budget 2023-2024.
(4)	In 2022-2023, the growth is mainly due to the introduction of Québec Perspective scholarships in September 2022, the initiatives in Budget 2022-2023 and the enhancement of the student financial assistance program. In 2023-2024, the growth is due to the effect of Québec Perspective scholarships over a full year, the increase in the costs tied to the delivery of services in educational institutions and the initiatives in Budget 2023-2024.
(5)	The growth is due to the funding of new subsidized childcare spaces and the indexation of family allowance amounts.
(6)	In 2022-2023, the change is due to the effect of anticipated public transit projects in 2021-2022. In 2023-2024, the change is due to a one-time amount to fund public transit services, in particular to maintain services. In 2024-2025, the growth is mainly due to increased investment in public transit.
(7)	In 2023-2024, the decrease is −5.2%, excluding one-time cost of living support payments. This change is due to the decrease in the number of households receiving last-resort financial assistance, which is expected to be lower in 2023-2024 following the sharp increase in 2022-2023 originating from refugee protection claimants. In 2024-2025, the change in expenditures is primarily due to the adjustment to the planned spending of the Labour Market Development Fund.
(8)	The changes are due to housing measures, including the accelerated construction of social housing in 2022-2023.
(9)	In 2023-2024, the growth is due, in particular, to the increase in the cost of tax credits and the one-time increase in expenditures related to financial initiatives. In 2024-2025, the decrease is mainly due to the effect of non-recurring expenditures in 2023-2024, particularly those for the development of the battery industry.
(10)	The growth is primarily due to the implementation of measures from the 2030 Plan for a Green Economy and, in 2023-2024, is specifically due to the implementation of initiatives from the Plan Nature 2030.
(11)	The growth is primarily due to the initiatives announced in Budget 2022-2023 and Budget 2023-2024, the investments to offer better connectivity in all regions and the expected rise in costs tied to the delivery of public services due to inflation and population growth.
(12)	Excluding the impact of the COVID-19 support and recovery measures, growth in portfolio expenditures would be 5.1% in 2023-2024.

Québec’s Financial
Situation	H.43

☐	Santé et Services sociaux

Expenditures of the Santé et Services sociaux portfolio consist primarily of the activities of bodies in the health and social services network and programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other health-related government bodies, such as Héma-Québec.

These expenditures are influenced by changing demographics and the aging of the population, the remuneration of health care facility staff as well as the introduction of new technologies and new medications.

In 2022-2023, the growth in expenditures of 12.0%, before taking into account COVID-19 support and recovery measures, is due in particular to the enhanced senior assistance amount of $2 000, which represents 3.2 percentage points of expenditure growth, and Budget 2022-2023 measures to restore the health and social services system.

The 7.7% expenditure growth in 2023-2024 is due, in particular, to funding related to the recurring effects of the pandemic in the health care system and the effect of the measures to make the health care system more effective and more humane. The growth is also due to the anticipated increase in costs tied to the delivery of public services.

From 2022-2023 to 2024-2025, the Santé et Services sociaux portfolio will grow by an average of 7.7% per year.

☐	Éducation

Expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary educational institutions. This portfolio also includes programs to promote recreation and sports, and to manage national parks.

In general, this portfolio’s expenditures vary according to the evolution of the clienteles and the remuneration of the personnel of the school service centres and school boards.

In 2022-2023, the 10.1% growth in expenditures is primarily due to initiatives announced in Budget 2022-2023 to support student success and retention, including enhanced tutoring for students, and a lower expenditure level than that initially expected for 2021-2022.

In 2023-2024 and 2024-2025, the expenditure growth of 6.0% and 3.3%, respectively, is due to the expected increase in the costs of school service centres and school boards in relation to enhanced services, inflation and the increase in the school population, as well as the effect of the initiatives announced in Budget 2023-2024.

Budget 2023-2024
H.44	Budget Plan

☐	Enseignement supérieur

Expenditures of the Enseignement supérieur portfolio are mainly devoted to the activities of educational institutions at the college and university level. This portfolio also includes student financial assistance. In general, this portfolio’s expenditures vary according to changes in the clientele and in the remuneration of college and university network personnel.

In 2022-2023, the 14.2% growth in expenditures is mainly due to the introduction of Québec Perspective scholarships in September 2022, the initiatives announced to improve access to higher education and the higher education graduation rate, as well as the enhancement of the student financial assistance program.

Furthermore, the growth is due to the effect of rising interest rates on student loans as this interest is temporarily being paid by the government due to the elimination of such interest for students.

In 2023-2024, the 5.0% growth in expenditures is due to the effect of Québec Perspective scholarships over a full year, initiatives announced in Budget 2023-2024 aimed at increasing the higher education graduation rate, as well as the expected increase in the costs of the institutions in the higher education network in relation to enhanced services, inflation and the increase in the school population.

☐	Famille

Expenditures in the Famille portfolio primarily include funding for educational childcare services and financial assistance for families.

From 2022-2023 to 2024-2025, expenditure will grow by an average of 5.3% per year. This growth is due to the funding of new subsidized childcare spaces, including staff salaries, as part of the measures of the action plan for completing the educational childcare services network, as well as the indexation of family allowance amounts.

☐	Transports et Mobilité durable

Expenditures in the Transports et Mobilité durable portfolio primarily include the construction, maintenance and operation of road infrastructure as well as the funding of public transit services. Expenditures also include the management of the government’s rolling stock, air fleet and ferry services.

In 2022-2023, the 0.4% change in expenditures is primarily due to the effect of anticipated public transit projects in 2021-2022.

In 2023-2024, the −1.3% change in expenditures is primarily due to a one-time amount provided in 2022-2023 to fund the transit system, particularly to maintain services.

In 2024-2025, the 14.5% growth in expenditures is mainly due to increased investment in public transit.

Québec’s Financial
Situation	H.45

☐	Emploi et Solidarité sociale

Expenditures in the Emploi et Solidarité sociale portfolio mainly include financial assistance programs for individuals, including last-resort financial assistance, and employment assistance programs. They also include the activities of Services Québec, the Registrar of Civil Status and the Registraire des entreprises, as well as the administration of the Québec Parental Insurance Plan.

In 2023-2024, the −42.5% change in expenditures is mainly due to the non-recurrence of the one-time cost of living support payments. It is also due to the effect caused, in 2023-2024, by the number of households receiving last-resort financial assistance following the sharp increase in 2022-2023 originating from refugee protection claimants. Lastly, the change also stems from the decrease in activities related to the Information and Communication Technology Requalification and Training Program.

In 2024-2025, the change in expenditures of −4.4% is primarily due to the adjustment to the planned spending of the Labour Market Development Fund.

☐	Affaires municipales et Habitation

Expenditures in the Affaires municipales et Habitation portfolio mainly include financial support for municipalities, particularly for infrastructure, social housing and compensation in lieu of taxes, as well as regional and metropolitan development measures.

In 2022-2023, 2023-2024 and 2024-2025, the changes in expenditure of 32.3%, −2.9% and 1.6%, respectively, are due to the measures to construct social housing, including the accelerated construction of social housing in 2022-2023.

☐	Économie, Innovation et Énergie

Expenditures in the Économie, Innovation et Énergie portfolio are mainly allocated to funding economic development projects and support for research, innovation and development of energy resources.

In 2023-2024, the 12.3% increase in expenditures is mainly due to the increase in the cost of tax credits and the one-time increase in expenditures related to financial initiatives.

In 2024-2025, the −10.6% change in expenditures is mainly due to the effect of non-recurring expenditures in 2023-2024, particularly those for the development of the battery industry.

Budget 2023-2024
H.46	Budget Plan

☐	Environnement, Lutte contre les changements climatiques, Faune et Parcs

Expenditures in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are primarily directed at funding measures to combat climate change, protect the environment and preserve biodiversity. These expenditures also include the operation of public dams, land management of the state’s water domain and conservation of wildlife resources and habitats.

In 2022-2023 and 2023-2024, the expenditure growth of 17.6% and 14.0%, respectively, is primarily due to the implementation of measures from the 2030 Plan for a Green Economy, including the initiatives announced in Budget 2020-2021 aimed at funding public transit, and the implementation of initiatives from the Plan Nature 2030 in 2023-2024.

☐	Other portfolios

Expenditures in the other portfolios include expenditures in all other portfolios, which include, in particular, programs in the culture, immigration, tourism and natural resources sectors, as well as the activities of the judicial system, public security, international relations, the legislative branch and central agencies.

In 2022-2023, the 13.9% growth in expenditures is mainly due to the initiatives announced in Budget 2022-2023 and the investments to offer better connectivity in all regions.

In 2023-2024, the 13.5% expenditure growth is primarily due to the initiatives announced in Budget 2023-2024 and the expected rise in costs tied to the delivery of public services due to inflation and population growth.

Québec’s Financial
Situation	H.47

The government offers salary increases to the unions representing public and parapublic sector employees

On December 15, 2022, the Minister Responsible for Government Administration and Chair of the Conseil du trésor presented the government’s offers to unions representing public and parapublic sector employees as part of negotiations to renew the collective agreements of government employees.

–	The agreements entered into with most government employees for the period 2020-2023 will expire on March 31, 2023.

The government is offering total increases of 11.50% over five years, which will ultimately correspond to an additional $4.6 billion in remuneration spending concerning public and parapublic sector employees. These increases are included in the financial framework of Budget 2023-2024.

–	Wage parameters of 9.00% are proposed over the five-year period.

–	In addition, increases of 2.50% are offered over five years aimed, in particular, at meeting government priorities.

While presenting the offers, the government stressed the importance of opening up a broader discussion to support the negotiation process by engaging all stakeholders, regardless of structure. On February 22, 2023, the government tabled the contents of its priorities, representing an investment of $700 million. These priorities are aimed at eliminating the real obstacles and challenges surrounding the desired improvements in the concerned networks and respectively focus on:

–	the classroom team and, in particular, adding classroom support for teaching staff;

–	the care team and, in particular, sharing tasks, implementing self-managed and atypical schedules, reducing overtime and eliminating mandatory overtime for nursing staff;

–	the mental health team and, in particular, improving the service offer for the population.

In addition to the above, the government is proposing a lump sum payment of up to $1 000 for all employees in 2022-2023, calculated based on the hours paid during that period, representing a non-recurring investment of 1.50%.

Negotiation financial framework

(per cent, unless otherwise indicated)

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total 5 years
Wage parameters	3.00	1.50	1.50	1.50	1.50	9.00
Government priorities
Sectoral measures	Measures with monetary value to be determined					2.50
Other enhancements
Total recurrent	3.50	2.00	2.00	2.00	2.00	11.50
Lump sum(1)	$1 000

(1)	Based on hours paid for the period April 1, 2022 to March 31, 2023.

Source: Secrétariat du Conseil du trésor.

Budget 2023-2024
H.48	Budget Plan

COVID-19 support and recovery measures

Unlike previous budget publications, the level of portfolio expenditures presented includes expenditures related to COVID-19 support and recovery measures. This new way of presenting portfolio expenditures is due to the lower volume of such measures over the period covered by the financial framework.

The measures still in place in 2022-2023 include the following in particular:

–	in health, initiatives introduced to combat COVID-19, including screening, vaccination, the acquisition of antivirals and additional financial incentives for clinical staff in health care establishments;

–	in education, specialized educational support to consolidate learning for elementary and secondary school students;

–	in higher education, the elimination of interest on student loans;

–	measures to support public transit and tourism.

Expenditures related to COVID-19 support and recovery measures total $5.1 billion in 2022-2023.

COVID-19 support and recovery measures

(millions of dollars)
2022-2023
Santé et Services sociaux	4 058
Éducation	60
Enseignement supérieur	145
Transports et Mobilité durable	327
Other portfolios	470
TOTAL	5 060

Québec’s Financial
Situation	H.49

3.2.2	Debt service

Debt service consists of interest on the direct debt as well as interest on the liability for the retirement plans and other future benefits of public and parapublic sector employees.

Debt service changes primarily according to the level of debt, interest rates and the return on the Retirement Plans Sinking Fund (RPSF). It will stand at $10.1 billion in 2022-2023, $9.5 billion in 2023-2024, and $9.9 billion in 2024-2025, which represents changes of 16.4%, −5.9%, and 4.9%, respectively.

In 2022-2023, 2023-2024 and 2024-2025, interest on the direct debt will change by 19.7%, −3.2% and 7.0%, respectively, owing, in particular, to the anticipated change in interest rates.

—	The rapid increase in interest rates in 2022-2023 results notably, in losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.

Interest on the liability for the retirement plans and other employee future benefits is decreasing due to the increase in the investment income of the RPSF. The income of the RPSF is deducted from debt service.

—	In 2021-2022, the RPSF yielded a return of 9.14%,[11] while a zero return is forecast in 2022-2023 due to the decline in the stock and bond markets. For subsequent years, the expected long-term RPSF return of 6.35% is used to calculate this income.

—	It should be noted that yield spreads are gradually incorporated into the financial framework in accordance with generally accepted accounting principles (GAAP). The RPSF return for 2022-2023 will be known in spring 2023.

[11]	The return based on a fiscal year, from April to March.

Budget 2023-2024
H.50	Budget Plan

TABLE H.19 Change in debt service

(millions of dollars)
	2022-2023	2023-2024	2024-2025	AAGR(1)
Interest on direct debt(2)	9 660	9 349	10 003
% change	19.7	–3.2	7.0
Interest on the liability for retirement plans and other employee future benefits(3)	393	115	–78
TOTAL	10 053	9 464	9 925
% change	16.4	–5.9	4.9	4.7

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2022-2023 to 2024-2025.
(2)	Interest on the direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is deducted from debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upward or downward since it is closely tied to the change in interest rates and market behaviour.
(3)	This interest corresponds to the interest on obligations relating to the retirement plans and other future benefits of public and parapublic sector employees, minus mainly the investment income of the RPSF.

Comparison of the debt service of governments in Canada

In 2021-2022, Québec’s debt service represented 6.2% of its revenue.

–	Debt service is the government’s fourth-largest expenditure category after health, education and higher education.

–	Québec’s debt service as a proportion of revenue is higher than in many other provinces. This is due to Québec’s relatively larger debt.

Debt service of governments in Canada in 2021-2022
(percentage of revenue)

Sources: Public accounts.

Québec’s Financial
Situation	H.51

Use of the Generations Fund to repay borrowings

As at March 31, 2023, the balance of the Generations Fund will stand at $19.2 billion. The government is announcing that withdrawals of $2.5 billion per year will be made in 2023-2024 and 2024-2025.

These withdrawals will serve to reduce the financing program and alleviate debt service in the current interest rate climate.

The savings in interest associated with these withdrawals are estimated at $801 million over five years, from 2023-2024 to 2027-2028.

Budget 2023-2024
H.52	Budget Plan

4.	Public infrastructure investments

Québec has significant public infrastructure needs. To meet them, the government is announcing an increase of $7.5 billion over 10 years under the 2023-2033 Québec Infrastructure Plan (QIP).

—	The 2023-2033 QIP therefore amounts to $150 billion, or $15 billion per year on average.

—	Over the past five years, the QIP has been increased each year, going from $100.4 billion in March 2018 to $150 billion in March 2023.

These substantial investments will serve, in particular, to repair and build schools and health care institutions, maintain the road network and develop public transit infrastructure.

—	The 2023-2033 QIP allocates considerable sums to health and social services ($24.2 billion), education and higher education ($30.0 billion), public transit ($15.4 billion)[12] and the road network ($31.5 billion).[13]
CHART H.3 Change in the Québec Infrastructure Plan
(billions of dollars)

[12]	These investments include those provided for in the central envelope.

[13]	The Secrétariat du Conseil du trésor’s 2023-2033 Québec Infrastructure Plan provides detailed information on planned investments by sector.

Québec’s Financial
Situation	H.53

☐	Annual investments of $15 billion on average

Investments of $82.5 billion are planned over the next five years, representing 55% of the 2023-2033 QIP. These record investments will contribute to increasing Québec’s economic potential in the long term.

The financial impact of the increase in the QIP is estimated at $1.0 billion over five years, from 2023-2024 to 2027-2028. This includes the impact on portfolio expenditures and debt service.

CHART H.4

Annual investments in the 2023-2033 Québec Infrastructure Plan

(billions of dollars)

(1)	The investments in 2021-2022 include $1.4 billion in financial assistance advance payments for infrastructure.

(2)	The investments in 2022-2023 include $0.8 billion in financial assistance advance payments for infrastructure.
Source: Secrétariat du Conseil du trésor.

Budget 2023-2024
H.54	Budget Plan

☐	A significant share of the QIP allocated to public infrastructure maintenance

Continued significant investments are necessary to maintain public infrastructure in good condition. Some public infrastructure is aging and requires repairs.

A 60% share of the investments under the 2023-2033 QIP will be used for infrastructure maintenance.14 New infrastructure will account for 40% of the investments.

CHART H.5

2023-2033 Québec Infrastructure Plan by type of investment

(per cent)

Source: Secrétariat du Conseil du trésor.

[14]	This share excludes the central envelope.

Québec’s Financial
Situation	H.55

Appendix 1: Portfolio expenditures

TABLE H.20

Portfolio expenditure forecasts

(millions of dollars)
	2022-2023	2023-2024
Affaires municipales et Habitation	4 680	4 546
Agriculture, Pêcheries et Alimentation	1 347	1 504
Conseil du trésor et Administration gouvernementale	1 225	2 797
Conseil exécutif	803	862
Culture et Communications	1 811	1 904
Cybersécurité et Numérique	134	173
Économie, Innovation et Énergie	3 278	3 680
Éducation	19 064	20 203
Emploi et Solidarité sociale	9 136	5 250
Enseignement supérieur	9 981	10 480
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 003	2 283
Famille	7 763	8 210
Finances	3 382	3 242
Immigration, Francisation et Intégration	442	727
Justice	1 515	1 481
Langue française	54	63
National Assembly	166	173
Officers of the National Assembly	232	139
Relations internationals et Francophonie	191	170
Ressources naturelles et Forêts	1 318	1 474
Santé et Services sociaux	58 109	59 015
Sécurité publique	2 299	2 336
Tourisme	534	503
Transports et Mobilité durable	7 048	6 957
Travail	202	220
TOTAL	136 716	138 392

Note: Totals may not add due to rounding.

Québec’s Financial
Situation	H.57

Appendix 2: Supplementary information

The digital dissemination of content reflects the department’s desire to improve messages addressed to the public by using electronic documents that can be viewed on a smartphone, tablet or computer.

The Ministère des Finances is promoting the transition to digital documents. Therefore, certain supplementary budgetary information is presented only on the department’s website, including:

—	Budget by the Numbers, which presents the main budgetary data in the form of tables and interactive charts;

—	sensitivity analyses, the main risks to Québec’s financial position and prudence factors;

—	the government’s net financial surpluses or requirements.

In addition, the document Processus et documentation budgétaires: une reddition de comptes sur les finances publiques de l’État (in French only) provides information on the budget planning process and financial framework development carried out by the Ministère des Finances and highlights budget documents in support of the government’s budgetary cycle.

This supplementary information is available on the Ministère des Finances website. To view this information, visit the Budget 2023-2024 documents page at:

www.finances.gouv.qc.ca/Budget_and_update/budget/

The document Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État (in French only) can be found on the Budget 2022-2023 page:

www.finances.gouv.qc.ca/Budget_and_update/budget/2022-2023/

Québec’s Financial
Situation	H.59